Exhibit 99.38

CONSENT OF T. SUGIARTO

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2017, (ii) the Registration Statement on Form F-10 (File No. 333-210437) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

/s/ Triadi Sugiarto
By:	Triadi Sugiarto, MAusIMM CP (Met).
(former Senior Metallurgist at Rosebel
Gold Mines IAMGOLD Corporation)

Dated: February 21, 2018